General Money Market Fund, Inc.
Statement of Investments
2/28/2005 (Unaudited)

Negotiable Bank Certificates of Deposit - 37.1%	Principal Amount ($)	Value ($)
Banca Monte dei Paschi di Siena SpA (London)		
2.60%, 4/18/2005	100,000,000	100,000,000
Barclays Bank PLC (Yankee)		
2.57%, 7/11/2005	200,000,000 a	199,981,721
Barclays Bank PLC (Yankee)		
2.51%, 3/21/2005	100,000,000	100,000,000
BNP Paribas (Yankee)		
2.61%, 4/11/2005	300,000,000	300,000,000
Calyon (Yankee)		
2.60%, 4/4/2005	65,000,000	65,000,000
Credit Agricole Indosuez (Yankee)		
2.57%, 4/26/2005	250,000,000 a	249,992,275
Credit Suisse First Boston (Yankee)		
2.19%, 4/12/2005	50,000,000	50,000,000
Depfa Bank PLC (Yankee)		
2.74%, 5/11/2005	100,000,000	99,993,960
HBOS PLC (London)		
2.16% - 2.60%, 4/12/2005 - 4/18/2005	175,000,000	175,000,577
Natexis Banques Populaires (Yankee)		
2.15% - 2.60%, 4/4/2005 - 4/12/2005	275,000,000	275,000,000
Norddeutsche Landesbank Girozentrale (London)		
1.47%, 5/6/2005	200,000,000	200,001,805
Nordea Bank AB (Yankee)		
2.51%, 3/22/2005	100,000,000	100,000,000
Royal Bank of Canada (Yankee)		
2.45%, 3/22/2005	75,000,000	75,000,000
Toronto-Dominion Bank (Yankee)		
2.45%, 3/23/2005	75,000,000	75,000,000
Washington Mutual Bank, F.A.		
2.45% - 2.50%, 3/17/2005 - 3/22/2005	225,000,000	225,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $2,289,970,338)		**2,289,970,338**

Commercial Paper - 41.4%		
Amstel Funding Corp.		
2.76%, 5/16/2005	146,359,000 b	145,512,395
B.B.V. Finance (DE) Inc.		
2.60%, 4/12/2005	25,000,000	24,924,750
Beta Finance Inc.		
2.03% - 2.59%, 3/14/2005 - 4/15/2005	98,900,000 b	98,650,207
CC (USA) Inc.		
2.59%, 4/11/2005 - 4/15/2005	121,550,000 b	121,183,379
Credit Suisse First Boston (USA) Inc.		
2.74%, 5/13/2005	50,000,000	49,724,222
Depfa Bank PLC		
2.17% - 2.61%, 4/5/2005 - 4/12/2005	200,000,000	199,496,972
FCAR Owner Trust		
2.38% - 2.60%, 3/3/2005 - 4/4/2005	282,442,000	282,142,457
Harrier Finance Funding		
2.39% - 2.60%, 3/2/2005 - 4/14/2005	87,000,000 b	86,850,152
HBOS Treasury Services PLC		
2.45%, 3/17/2005	137,500,000	137,350,889
ING America Insurance Holdings Inc.		
2.04%, 3/8/2005	40,000,000	39,984,289
K2 (USA) LLC		
2.38% - 2.59%, 3/1/2005 - 4/18/2005	175,600,000 b	175,243,969
Links Finance Corp.		
2.59%, 4/14/2005	50,000,000 b	49,842,944

Mont Blanc Capital Corp.		
2.74%, 5/13/2005	49,316,000 b	49,043,995
Paradigm Funding LLC		
2.52%, 3/23/2005	208,000,000 b	207,680,951
Royal Bank of Scotland PLC		
2.60%, 4/5/2005	250,000,000	249,371,702
Santander Central Hispano Finance (DE) Inc.		
2.73%, 5/10/2005	200,000,000	198,944,167
SEB Funding Inc.		
2.53%, 3/22/2005	100,000,000	99,853,000
Sigma Finance Inc.		
2.38% - 2.62%, 3/1/2005 - 4/12/2005	90,000,000 b	89,813,258
Skandinaviska Enskilda Banken AB		
2.60%, 4/14/2005	50,000,000	49,842,333
Spintab AB		
2.44%, 3/15/2005	100,000,000	99,905,500
UBS Finance Delaware LLC		
2.59%, 3/1/2005	50,000,000	50,000,000
Windmill Funding Corp.		
2.62%, 4/11/2005	46,500,000 b	46,361,779
Total Commercial Paper		
(cost $2,551,723,310)		**2,551,723,310**

Corporate Notes - 15.0%

Bank of America N.A.		
2.56%, 1/19/2006	150,000,000 a	150,000,000
Fifth Third Bancorp		
2.57%, 11/23/2005	100,000,000 a	100,000,000
Harrier Finance Funding		
2.57% - 2.63%, 10/25/2005 - 11/15/2005	180,000,000 a, b	179,986,121
Lehman Brothers Holdings Inc.		
2.56%, 6/23/2005	175,000,000 a	175,000,000
Morgan Stanley & Co.		
2.58%, 2/3/2006	100,000,000 a	100,000,000
Sigma Finance Inc.		
2.58%, 3/22/2005	100,000,000 a, b	99,998,849
Skandinaviska Enskilda Banken AB		
2.58%, 1/23/2006	120,000,000 a	119,997,705
Total Corporate Notes		
(cost $924,982,675)		**924,982,675**

U.S. Government Agencies - 3.2%

Federal Home Loan Banks, Discount Notes		
2.56%, 8/4/2005		
(cost $199,957,106)	200,000,000	**199,957,106**

Time Deposits - 3.3%

HSBC Bank USA (Grand Cayman)		
2.59%, 3/1/2005	50,000,000	50,000,000
JPMorgan Chase Bank NA (Grand Cayman)		
2.59%, 3/1/2005	50,000,000	50,000,000
State Street Bank & Trust Co. (Grand Cayman)		
2.50%, 3/1/2005	106,000,000	106,000,000
Total Time Deposits		
(cost $206,000,000)		**206,000,000**

Total Investments (cost $6,172,633,429)	**100.0%**	**6,172,633,429**
Liabilities, Less Cash and Receivables	**0.0%**	**(129,507)**
Net Assets	**100.0%**	**6,172,503,922**

a Variable interest rate - subject to periodic change.

b Securities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt
   from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Fund's Board of Trustees.
   At February 28,2005, these securities amounted to $1,350,167,999 or 21.9% of net assets.

   Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
   semi annual reports previously filed with the Securities and Exchange on Form N-CSR.